

December 10, 2014

Via E-mail
James A. Mitarotonda
Chairman and Chief Executive Officer
Barington/Hilco Acquisition Corp.
888 Seventh Avenue, 17th Floor
New York, NY 10019

> **Re: Barington/Hilco Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed November 13, 2014**
> **File No. 333-200180**

Dear Mr. Mitarotonda:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   We note your statement that you will seek stockholder approval of an initial business combination at a meeting called for such purpose at which stockholders may seek to

convert their shares. At page 50, you also suggest that your procedures differ from those of blank check companies which "traditionally … would distribute proxy materials for the stockholders' vote on an initial business combination…." Please confirm to us that you will file or furnish a proxy or information statement subject to Regulations 14A or 14C in connection with a business combination or extension proposal.

Calculation of Registration Fee

3.   If true, please revise footnote 2 to the Calculation of Registration Fee table on the cover of the registration statement to instead specify the precise number of securities as 600,000 in each case, rather than 4,600,000. We note that at page 77 you state that "[w]e have granted the underwriters an option to buy up to 600,000 additional units."

Prospectus Summary, page 1

4.   If the description of your intentions at page 43 under "Proposed Business" remains accurate, please also disclose in the summary the types of "consumer focused businesses" upon which you intend to focus.

Risk Factors, page 15

Our sponsors, including our officers and directors, will control a substantial interest in us, page 25

5.   You indicate that your sponsors will own approximately 24.3% of your issued and outstanding shares, but in the first sentence at page 67, you indicate that the number is 20%. Please provide revised disclosure to explain the differences, including whether you are defining "sponsors" differently in the two places.

Dilution, page 36

6.   You state that "For the purposes of the dilution calculation, in order to present the maximum estimated dilution as a result of this offering, we have assumed the issuance of 0.1 of a share of common stock…." With a view toward revised disclosure pursuant to Item 506 of Regulation S-K and for purposes of comparison with the $6.78 amount which you present at page 37, please provide us with your supplemental calculations regarding the "Dilution to new investors" once you back out the shares which could be issued only in the event of a business combination.

Proposed Business, page 43

7.   We note the reference in the fourth paragraph to "billions of dollars' worth of merger, acquisition, monetization and private equity transactions within the branded consumer

products, retail and apparel sectors." To put this disclosure in context, please provide us with the approximate aggregate amount for each of the three most recent calendar years.

Competition, page 54

8.   We note the reference to the "fee to EarlyBird Capital for assisting us in connection with our initial business combination," which you indicate at page 40 would be 4%. Please revise the disclosure to quantify in dollars the estimated amount of the fee.

Management, page 59

Conflicts of Interest, page 64

9.   We note that four directors must first present opportunities to the five entities you list. Explain the logistics of such requisite prior presentations here, and revise or expand any corresponding risk factor disclosure as appropriate. For example, clarify when director A presents the information to entity X and that entity declines the opportunity, whether the other listed entities similarly must be given the opportunity before it is formally "presented to" or considered by the company.

Closing Comments

We note that you have not yet filed most of your exhibits. Please allow sufficient time for staff review once you provide the missing exhibits, including the legality opinion, your amended and restated charter, and all material contracts.

Please provide updated information regarding the status of your listing application with the Nasdaq Capital Market. Also, prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional comments with respect to the proposed underwriting arrangements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director